(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 333-118844

For the Period Ended: April 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period:

Nothing is this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A

PART I REGISTRANT INFORMATION

The Newark Group, Inc.

Full name of registrant:

N/A

Former name if applicable:

20 Jackson Drive

Address of principal executive office (Street and Number):

Cranford, NJ 07016

City, state and zip code:

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Newark Group, Inc. (the “Company”) is unable to complete the filing of its Annual Report on Form 10-K on a timely basis without unreasonable effort or expense. The Company has not been able to finalize its Form 10-K due to the diversion of management resources in negotiating certain amendments to its credit facilities with its lenders. The lenders have agreed to extend the time required for delivery of financial statements to them by fifteen days. Although no assurances can be given, the Company currently expects to reach an understanding with its bank group and file its 10-K before the fifteenth day following the filing deadline.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joseph E. Byrne (Name)	(908) (Area Code)	276-4000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Statement of Operations will reflect slightly higher revenues for fiscal 2008 when compared to 2007, but will reflect significantly lower net operating results for 2008 when compared to 2007 due to substantially higher raw material costs, lower volumes and other costs consistent with factors identified in the Company’s Form 10-Q for the period ended January 31, 2008 filed with the Securities and Exchange Commission on March 14, 2008.

The Newark Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2008	By:	/s/ Joseph E. Byrne
Joseph E. Byrne
Chief Financial Officer and Vice President